OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601	April 19, 2013	MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR & HAND DELIVERY

Re:	Quintiles Transnational Holdings Inc.
Registration Statement on Form S-1, as amended
File No. 333-186708

Jeffrey P. Riedler

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Riedler:

On behalf of Quintiles Transnational Holdings Inc. (“Quintiles”), in connection with Quintiles’s Registration Statement on Form S-1 (File No. 333-186708) (as amended, the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in connection with the estimated offering price range and the number of shares to be sold in the IPO. On behalf of Quintiles, for your review in advance of the distribution of preliminary prospectuses, we are submitting supplementally with this letter pages of the prospectus containing the information relating to the estimated offering price range and the number of shares to be sold. Quintiles will include the foregoing information in an amendment to Registration Statement to be filed before the distribution of preliminary prospectuses.

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience.

Sincerely yours, SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Gerald F. Roach
Gerald F. Roach

cc:	Securities and Exchange Commission
Jennifer Riegel
Austin Stephenson
Tabatha Akins
Lisa Vanjoske

Quintiles Transnational Holdings Inc.

Securities and Exchange Commission

April 19, 2013

Thomas H. Pike
Kevin K. Gordon
James H. Erlinger III

Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.
Amy M. Batten

Simpson Thacher & Bartlett LLP
Joshua Ford Bonnie

White & Case LLP
Colin Diamond

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling shareholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated April [    ], 2013

PROSPECTUS

19,736,842 Shares

COMMON STOCK

Quintiles Transnational Holdings Inc. is offering 13,815,789 shares of common stock. The selling shareholders identified in this prospectus are offering an additional 5,921,053 shares of common stock. This is our initial public offering, and no public market currently exists for our common stock. We anticipate that the initial public offering price will be between $36.00 and $40.00 per share. We will not receive any proceeds from sales by the selling shareholders.

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “Q.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 17 to read about factors you should consider before buying our common stock.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Quintiles	Proceeds to Selling Shareholders
Per Share	$	$	$	$
Total	$	$	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters have an option to purchase up to an additional 2,960,526 shares of common stock from the selling shareholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     .

MORGAN STANLEY	BARCLAYS	J.P. MORGAN

CITIGROUP	GOLDMAN, SACHS & CO.	WELLS FARGO SECURITIES

BofA MERRILL LYNCH	DEUTSCHE BANK SECURITIES

BAIRD	WILLIAM BLAIR	JEFFERIES

GUGGENHEIM SECURITIES	PIPER JAFFRAY	RAYMOND JAMES	RBC CAPITAL MARKETS	UBS INVESTMENT BANK

                , 2013

The Offering

Common stock we are offering	13,815,789 shares

Common stock being offered by the selling shareholders	5,921,053 shares (8,881,579 shares if the underwriters exercise their option to purchase additional shares in full)

Common stock to be outstanding immediately after this offering	129,606,179 shares

Option to purchase additional shares	The underwriters have a 30-day option to purchase a maximum of 2,960,526 additional shares of common stock from the selling shareholders.

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $489.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use (i) approximately $306.0 million of the net proceeds to pay all amounts outstanding under the $300.0 million term loan obtained by Quintiles Holdings in February 2012, including related fees and expenses, (ii) approximately $50.0 million of the net proceeds to repay indebtedness under our senior secured credit facilities, (iii) $25.0 million to pay a one-time fee to terminate our management agreement with Dr. Gillings and our Sponsors, and (iv) any remaining amounts for general corporate purposes, including strategic growth opportunities. We expect that our strategic growth opportunities may include the acquisitions of businesses that would broaden our service lines or deepen our scientific, therapeutic or technical expertise. We will not receive any proceeds from the sale of shares by the selling shareholders. See “Use of Proceeds.”

Under certain interpretations of the SEC, dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of the offering proceeds to the extent that dividends exceeded earnings during such period. Accordingly, we have provided pro forma earnings per share information for 2012 that gives pro forma effect to the assumed issuance of a number of shares whose proceeds are deemed to be necessary to pay previous year’s dividends in excess of 2012 earnings ($390.3 million). See “—Summary Consolidated Financial Data” for pro forma earnings per share information.

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of the factors to consider carefully before deciding to purchase any shares of our common stock.

Proposed trading symbol	“Q.”

The number of shares to be outstanding after this offering is based on 115,790,390 shares of common stock outstanding as of March 31, 2013, and the 13,815,789 shares of common stock we are offering. This number of shares excludes 11,079,690 shares of common stock issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $17.28 per share as of March 31, 2013, of which 6,164,158 were exercisable, and up to 12.4 million shares of common stock reserved for future issuance under our stock incentive plans following this offering. The number of shares of common stock reserved for future issuance will be reduced by options to purchase 2,050,500 shares and 133,100 cash-settled stock appreciation rights that we have conditionally granted effective immediately following the pricing of this offering with an exercise price equal to the initial public offering price. Of these grants our directors and named executive officers will receive options to purchase 450,000 shares.

Except as otherwise indicated herein, all information in this prospectus, including the number of shares that will be outstanding after this offering, assumes:

•	an initial public offering price of $38.00 per share of common stock, the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus and

•	no exercise of the outstanding options described above.

	Year Ended December 31,
	2012	2011	2010
	(in thousands, except per share data)
Earnings per share attributable to common shareholders:
Basic	$1.53	$2.08	$1.38
Diluted	$1.51	$2.05	$1.36

Weighted average common shares outstanding:
Basic	115,710	116,232	116,418
Diluted	117,796	117,936	118,000

Unaudited Pro Forma Data(1):
Basic income per common share	$1.41
Diluted income per common share	$1.39
Weighted average common shares outstanding:
Basic	125,981
Diluted	128,067

Unaudited As Adjusted Pro Forma Data(1):
Net income	$190,860
Basic income per common share	$1.41
Diluted income per common share	$1.39
Weighted average common shares outstanding:
Basic	135,350
Diluted	137,436

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$335,701	$160,953	$378,160
Investing activities	(132,233)	(224,838)	(141,434)
Financing activities	(146,873)	(59,309)	(153,081)

Other Financial Data:
Adjusted service revenues(2)	$3,692,298	$3,294,966	$2,996,752
EBITDA(2)	499,587	452,562	464,685
Adjusted EBITDA(2)	543,718	490,424	462,760
Adjusted net income(2)	208,931	191,005	161,796
Diluted adjusted net income per share(2)	1.77	1.62	1.37
Capital expenditures	(71,336)	(75,679)	(80,236)
Cash dividends paid to common shareholders	(567,851)	(288,322)	(67,493)
Net new business(3)	4,501,200	4,044,100	3,551,500

	As of December 31,
	2012	2011
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$567,728	$516,299
Investments in debt, equity and other securities	35,951	22,106
Trade accounts receivable and unbilled services, net	745,373	691,038
Property and equipment, net	193,999	185,772
Total assets	2,499,153	2,322,917
Total debt and capital leases(4)	2,444,886	1,990,196
Total shareholders’ deficit	(1,359,044)	(969,596)

Other Financial Data:
Backlog(3)	$8,704,500	$7,972,900

(1)	Pro forma information is unaudited and is prepared in accordance with Article 11 of Regulation S-X.

Pro Forma Earnings Per Share

We declared and paid dividends to our shareholders of $567.9 million during 2012. Under certain interpretations of the SEC, dividends declared in the year preceding an initial public offering are deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividends exceeded earnings during such period. As such, unaudited pro forma earnings per share for 2012 gives effect to the number of shares whose proceeds are deemed to be necessary to pay the dividend amount that is in excess of 2012 earnings, up to the amount of shares assumed to be issued in the offering.

The following presents the computation of pro forma basic and diluted earnings per share:

Year Ended December 31, 2012
Numerator:	(in thousands, except per share data)
Net income attributable to Quintiles Transnational Holdings Inc.	$177,546

Denominator:
Common shares used in computing basic income per common share	115,710
Adjustment for common shares assumed issued in this offering necessary to pay dividends in excess of earnings(a)	10,271

Basic pro forma weighted average common shares outstanding	125,981

Basic pro forma earnings per share	$1.41

Basic pro forma weighted average common shares outstanding	125,981
Diluted effect of securities	2,086

Diluted pro forma weighted average common shares outstanding	128,067

Diluted pro forma earnings per share	$1.39

(a) Dividends declared in the past twelve months	$567,851
Net income attributable to Quintiles Transnational Holdings Inc. in the past 12 months	177,546

Dividends paid in excess of earnings	$390,305

Offering price per common share	$38.00

Common shares assumed issued in this offering necessary to pay dividends in excess of earnings	10,271

As Adjusted Pro Forma Earnings Per Share

In addition to the effect of the pro forma earnings per share for dividends noted above, as adjusted pro forma earnings per share gives effect to the number of common shares whose proceeds will be used to repay approximately $356.0 million of outstanding indebtedness, including related fees and expenses. We intend to use (i) approximately $306.0 million of the net proceeds to pay all amounts outstanding under the $300.0 million term loan obtained by Quintiles Holding in February 2012, including related fees and expenses, and (ii) approximately $50.0 million of the net proceeds to repay indebtedness under our senior secured credit facility.

The following presents the computation of as adjusted pro forma basic and diluted earnings per share:

Numerator:	Year Ended December 31, 2012
(in thousands, except per share data)
Net income attributable to Quintiles Transnational Holdings Inc.	$177,546

Interest expense, net of tax(b)	12,108
Amortization of debt issuance costs and discount, net of tax(b)	1,207

As adjusted pro forma net income	$190,860

Denominator:

Common shares used in computing pro forma basic earnings per share	125,981
Adjustment for common shares used to repay outstanding indebtedness(c)	9,368

Basic as adjusted pro forma weighted average common shares outstanding	135,350

Basic as adjusted pro forma earnings per share	$1.41

Basic as adjusted pro forma weighted average common shares outstanding	135,350
Diluted effect of securities	2,086

Diluted as adjusted pro forma weighted average common shares outstanding	137,436

Diluted as adjusted pro forma earnings per share	$1.39

(b)	These adjustments reflect the elimination of historical interest expense and amortization of debt issuance costs and discount (net of tax at an effective rate of 38.5%) after reflecting the pro forma reduction of our $300 million term loan facility executed in February 2012, and an additional $50.0 million of term loans under our senior secured credit facilities with the proceeds from this offering as follows:

	Dates Outstanding	Interest Expense	Amortization of Debt Issue Costs and Discount	Tax Effect	Total
	(in thousands)

February 2012 Term Loan ($300 million, 7.5% rate of interest)	2/26/12 to 12/31/12	$19,250	$1,801	$(8,105)	$12,946

Term Loan B-1 ($50.0 million, 4.5% rate of interest)	10/22/12 to 12/31/12	438	161	(230)	369

Total		$19,688	$1,962	$(8,335)	$13,315

(c) Indebtedness (including expenses) to be repaid with proceeds from this offering	$356,000

Offering price per common share	$38.00

Common shares assumed issued in this offering to repay indebtedness	9,368

(2)    We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share). Adjusted service revenues exclude service revenues from our former Capital Solutions segment, which we wound down after the deconsolidation of our former subsidiary PharmaBio Development, Inc., or PharmaBio, in November 2010. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) represent non-GAAP EBITDA and GAAP net income (and diluted GAAP net income per share), respectively, further adjusted to exclude certain expenses that we do not view as part of our core operating results, including management fees, restructuring costs, transaction expenses, bonuses paid to certain holders of stock options, impairment charges, and gains or losses from sales of businesses, business assets or extinguishing debt. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) also exclude the results of our historical Capital Solutions segment, except for certain costs that we retained on a go-forward basis. Management believes that these non-GAAP measures provide useful supplemental information to management and investors regarding the underlying performance of our business operations and facilitate comparisons of our results subsequent to the deconsolidation of PharmaBio in November 2010 with our results prior to the deconsolidation of PharmaBio. Management also believes that these measures are more indicative of our core operating results as they exclude certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the business. These non-GAAP measures are performance measures only and are not measures of our cash flows or liquidity. Adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) are non-GAAP financial measures that are not in accordance with, or an alternative for, measures of financial performance prepared in accordance with GAAP and may be different from similarly titled non-GAAP measures used by other companies. Non-GAAP measures have provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our Board. Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. Among others, these provisions include, (1) our ability to issue preferred stock without shareholder approval, (2) the requirement that our shareholders may not act without a meeting, (3) requirements for advance notification of shareholder nominations and proposals contained in our bylaws, (4) the absence of cumulative voting for our directors, (5) requirements for shareholder approval of certain business combinations and (6) the limitations on director nominations contained in our Shareholders Agreement. See “Description of Capital Stock” for more detail.

If you purchase shares of common stock in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book deficit per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book deficit per share after this offering. Assuming an initial public offering price of $38.00 per share (which is the midpoint of the price range set forth on the cover page of this prospectus), you will experience immediate dilution of $49.51 per share, representing the difference between our pro forma net tangible book deficit per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed 36% of the aggregate price paid by all purchasers of our stock but will own only approximately 15% of our common stock outstanding after this offering. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of our common stock. To the extent that these options are exercised, you will experience further dilution. See “Dilution” for more detail.

An active, liquid trading market for our common stock may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common stock. Although we intend to apply to list our common stock on the NYSE under the symbol “Q,” an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common stock that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common stock. The market price of our common stock may decline below the initial public offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

As a public company, we will become subject to additional laws, regulations and stock exchange listing standards, which will impose additional costs on us and may strain our resources and divert our management’s attention.

We have historically operated our business as a private company. After this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the NYSE, and other applicable securities laws and regulations. Compliance with these laws and regulations

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding 129,606,179 shares of common stock based on the number of shares outstanding as of March 31, 2013. This includes 13,815,789 shares that we are selling in this offering, as well as the 5,921,053 shares (or 8,881,579 shares assuming the underwriters exercise in full their option to purchase additional shares from the selling shareholders) that the selling shareholders are selling, which may be resold in the public market immediately, and assumes no exercises of outstanding options. Substantially all of the shares that are not being sold in this offering will be subject to a 180-day lock-up period provided under agreements executed in connection with this offering. These shares will, however, be able to be resold after the expiration of the lock-up agreement as described in the “Shares Eligible for Future Sale” section of this prospectus. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register approximately 24 million shares of common stock subject to outstanding options and options and other awards issuable pursuant to our stock incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus. As restrictions on resale end, the market price of our stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Since we have no current plans to pay regular cash dividends on our common stock following this offering, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.

Although we have previously declared dividends to our shareholders, we do not anticipate paying any regular cash dividends on our common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our Board and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of existing and any future outstanding indebtedness we or our subsidiaries incur, including under our existing credit facilities. Therefore, any return on investment in our common stock is solely dependent upon the appreciation of the price of our common stock on the open market, which may not occur. See “Dividend Policy” for more detail.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our shares or if our results of operations do not meet their expectations, our share price and trading volume could decline.

The trading market for our shares will be influenced by the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our stock, or if our results of operations do not meet their expectations, our share price could decline.

USE OF PROCEEDS

We estimate that the net proceeds to us from our issuance and sale of 13,815,789 shares of common stock in this offering will be approximately $489.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This estimate assumes an initial public offering price of $38.00 per share, the midpoint of the price range set forth on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed public offering price of $38.00, based upon the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by $13.1 million, assuming the number of shares we offer, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We will not receive any proceeds from the sale of shares by the selling shareholders, including if the underwriters exercise their option to purchase additional shares.

We intend to use (i) approximately $306.0 million of the net proceeds to pay all amounts outstanding under the $300.0 million term loan, or the Holdings Term Loan, obtained by Quintiles Holdings in February 2012, including related fees and expenses, (ii) approximately $50.0 million of the net proceeds to repay indebtedness under our senior secured credit facilities, (iii) $25.0 million to pay a one-time fee to terminate our management agreement with Dr. Gillings and our Sponsors, and (iv) any remaining amounts for general corporate purposes, including strategic growth opportunities. We expect that our strategic growth opportunities may include the acquisitions of businesses that would broaden our service lines or deepen our scientific, therapeutic or technical expertise.

The Holdings Term Loan accrues cash interest at the rate of 7.50% per year and we are required to pay interest entirely in cash unless certain conditions are satisfied, in which case we are entitled to pay all or a portion of the interest for such interest period by increasing the principal amount of the Holdings Term Loan, such increase being referred to as paid-in-kind interest, or PIK Interest. PIK Interest on the Holdings Term Loan accrues at the rate of 8.25% per year. No principal payments are due until maturity on February 26, 2017. Voluntary prepayments are permitted, in whole or in part, subject to minimum prepayment requirements and a prepayment premium equal to (1) 2% of the prepaid amount ($6.0 million if the $300.0 million outstanding amount is prepaid in full), if the prepayment is made on or prior to the third anniversary of the closing date, and (2) 1% of the prepaid amount, if the prepayment is made after the third anniversary of the closing date but on or prior to the fourth anniversary of the closing date. We used the proceeds from the Holdings Term Loan, together with cash on hand, to (1) pay a dividend to our shareholders totaling approximately $326.1 million, (2) pay a bonus to certain option holders totaling approximately $8.9 million and (3) pay related expenses.

The senior secured credit facilities, which include the $175.0 million Term Loan B-1, or the Term Loan B-1, obtained by Quintiles Transnational on October 22, 2012, and the $1.975 billion Term Loan B-2, or the Term Loan B-2, obtained by Quintiles Transnational on December 20, 2012, bear a variable rate of interest of the greater of LIBOR or 1.25% plus 3.25%, and the interest rate was 4.5% at December 31, 2012. After March 31, 2013, the Term Loan B-2 will bear a variable rate of interest of the greater of LIBOR or 1.25% plus an applicable margin of 3.00% - 3.25% based on Quintiles Transnational’s total company leverage ratio, as defined in the credit agreement governing the senior secured credit facilities, which relates to the consolidated total company debt and consolidated EBITDA (each as defined in the credit agreement) of both Quintiles Holdings and Quintiles Transnational, and following a qualified IPO, as defined in the credit agreement governing the senior secured credit facilities, that results in gross proceeds of at least $500.0 million, the applicable margin for the Term Loan B-2 will be 2.75% - 3.25% based on Quintiles Transnational’s total company leverage ratio. The Term Loan B-1 and the Term Loan B-2 require Quintiles Transnational to make annual amortization payments of $21.75 million (payable in aggregate quarterly installments of $5.4375 million) with the balance due at maturity on June 8, 2018. We used the proceeds from the Term Loan B-1, together with cash on hand, to (1) pay a dividend to our shareholders totaling approximately $241.7 million, (2) pay a bonus to certain option holders totaling approximately $2.4 million and (3) pay related fees and expenses. We used the

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization at December 31, 2012:

•	On an actual basis; and
•

On an as adjusted basis to give effect to (1) the issuance of shares of common stock by us in this offering, after deducting underwriting discounts and commissions and estimated offering expenses; (2) the application of the estimated net proceeds from the offering as described in “Use of Proceeds.”

You should read this table in conjunction with the information contained in “Use of Proceeds,” “Selected and Pro Forma Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our consolidated financial statements and the related notes included elsewhere in this prospectus.

	At December 31, 2012
	Actual	As Adjusted
	(dollars in thousands)
Cash and Cash Equivalents	$567,728	$688,466

Short-term debt:
Current portion of long-term debt, including capital leases	55,710	55,710

Long-term debt:

Long-term debt, less current portion, including capital leases*	2,366,268	2,023,875

Total debt and capital lease obligations	$2,421,978	$2,079,585

Shareholders’ deficit:
Common stock and additional paid-in capital, par value $0.01 per share; 150,000,000 shares authorized and 115,763,510 shares issued and outstanding on an actual basis, 300,000,000 shares authorized and 129,606,179 shares issued and outstanding on an as adjusted basis	4,554	494,357
Accumulated deficit	(1,371,772)	(1,399,406)
Accumulated other comprehensive income	7,695	7,695

Deficit attributable to Quintiles Transnational Holdings Inc.’s shareholders	(1,359,523)	(897,355)
Equity attributable to noncontrolling interests	479	479

Total shareholders’ deficit	(1,359,044)	(896,876)

Total capitalization	$1,062,934	$1,182,709

*	As presented on the face of our consolidated balance sheet, which is net of unamortized discounts of $22,908.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book deficit per share of our common stock immediately after this offering. Dilution results from the fact that the initial public offering price per share of common stock is substantially in excess of the net tangible book deficit per share of our common stock attributable to the existing shareholders for our presently outstanding shares of common stock. Our net tangible book deficit per share represents the amount of our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of common stock issued and outstanding.

Our net tangible book deficit as of December 31, 2012 was approximately $(1,980.8) million, or $(17.11) per share, based on 115,763,510 shares of our common stock outstanding as of December 31, 2012. Dilution is calculated by subtracting net tangible book deficit per share of our common stock from the assumed initial public offering price per share of our common stock.

Without taking into account any other changes in such net tangible book deficit after December 31, 2012, after giving effect to the sale of 13,815,789 shares of our common stock in this offering assuming an initial public offering price of $38.00 per share (the midpoint of the offering range shown on the cover of this prospectus), less the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book deficit as of December 31, 2012 would have been approximately $(1,491.0) million, or $(11.51) per share of common stock. This amount represents an immediate decrease in net tangible book deficit of $5.60 per share of our common stock to the existing shareholders and immediate dilution in net tangible book deficit of $(49.51) per share of our common stock to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$38.00
Net tangible book deficit per share as of December 31, 2012, before giving effect to this offering	$(17.11)
Decrease in net tangible book deficit per share attributable to investors purchasing shares in this offering	$5.60

Pro forma net tangible book deficit per share, after giving effect to this offering		$(11.51)

Dilution in as adjusted net tangible book deficit per share to investors in this offering		$(49.51)

A $1.00 increase (decrease) in the assumed initial public offering price of $38.00 per share of our common stock would decrease (increase) the pro forma as adjusted net tangible book deficit per share of our common stock after giving effect to this offering by $13.8 million, or by $0.11 per share of our common stock, assuming no change to the number of shares of our common stock offered by us as set forth on the front cover page of this prospectus and after deducting the estimated underwriting discounts and expenses payable by us.

The following table summarizes, as of December 31, 2012, on the pro forma basis described above, the total number of shares of our common stock purchased from us, the total consideration paid to us, and the average price per share of our common stock paid by purchasers of such shares and by new investors purchasing shares of our common stock in this offering.

	Shares Purchased (000s)		Total Consideration (000s)		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	109,842	85%	$1,308,504	64%	$11.91
New investors	19,737	15%	$750,000	36%	$38.00

Total	129,579	100%	$2,058,504	100%	$15.89

The total number of shares of our common stock reflected in the table and discussion above is based on shares of common stock outstanding on a pro forma basis, as of December 31, 2012, and excludes, as of December 31, 2012:

•	11,054,690 shares of common stock issuable upon exercise of options outstanding as of December 31, 2012 at a weighted-average exercise price of $17.17 per share; and

•	an aggregate of 1,021,690 shares of common stock reserved for future issuance under our stock incentive plans.

To the extent that we grant options to our employees or directors in the future, and those options or existing options are exercised or other issuances of shares of our common stock are made, there will be further dilution to new investors.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(in thousands, except per share data)
Earnings per common share from continuing operations attributable to common shareholders:
Basic earnings per share	$1.53	$2.08	$1.38	$1.80	$0.28
Diluted earnings per share	$1.51	$2.05	$1.36	$1.79	$0.28
Cash dividends declared per common share	$4.91	$2.48	$0.58	$4.57	$—

Weighted average common shares outstanding:
Basic	115,710	116,232	116,418	116,499	115,566
Diluted	117,796	117,936	118,000	117,509	116,274

Unaudited Pro Forma Data:(6)
Basic earnings per common share	$1.41
Diluted earnings per common share	$1.39
Weighted average common shares outstanding:
Basic	125,981
Diluted	128,067

Unaudited As Adjusted Pro Forma Data:(6)
Net income	$190,860
Basic earnings per common share	$1.41
Diluted earnings per common share	$1.39
Weighted average common shares outstanding:
Basic	135,350
Diluted	137,436

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$335,701	$160,953	$378,160	$484,474	$206,201
Investing activities	(132,233)	(224,838)	(141,434)	(90,465)	(99,198)
Financing activities	(146,873)	(59,309)	(153,081)	(270,189)	(99,079)

Other Financial Data:
Adjusted service revenues(7)	$3,692,298	$3,294,966	$2,996,752	$2,923,791	$2,781,944
EBITDA(7)	499,587	452,562	464,685	482,247	372,903
Adjusted EBITDA(7)	543,718	490,424	462,760	463,885	323,123
Adjusted net income(7)	208,931	191,005	161,796	214,004	70,238
Diluted adjusted net income per share(7)	1.77	1.62	1.37	1.82	0.60
Capital expenditures	(71,336)	(75,679)	(80,236)	(85,932)	(98,692)
Cash dividends paid to common shareholders	(567,851)	(288,322)	(67,493)	(532,327)	—
Net new business(8)	4,501,200	4,044,100	3,551,500	3,641,400	3,519,200

The following presents the computation of pro forma basic and diluted earnings per share:

Numerator:	Year Ended December 31, 2012
(in thousands, except per share data)
Net income attributable to Quintiles Transnational Holdings Inc.	$177,546

Denominator:
Common shares used in computing basic income per common share	115,710
Adjustment for common shares assumed issued in this offering necessary to pay dividends in excess of earnings(a)	10,271

Basic pro forma weighted average common shares outstanding	125,981

Basic pro forma earnings per share	$1.41

Basic pro forma weighted average common shares outstanding	125,981
Diluted effect of securities	2,086

Diluted pro forma weighted average common shares outstanding	128,067

Diluted pro forma earnings per share	$1.39

(a) Dividends declared in the past 12 months	$567,851
Net income attributable to Quintiles Transnational Holdings Inc. in the past twelve months	177,546

Dividends paid in excess of earnings	$390,305

Offering price per common share	$38.00

Common shares assumed issued in this offering necessary to pay dividends in excess of earnings	10,271

As Adjusted Pro Forma Earnings Per Share

In addition to the effect of the pro forma earnings per share for dividends noted above, as adjusted pro forma earnings per share gives effect to the number of common shares whose proceeds will be used to repay approximately $356.0 million of outstanding indebtedness, including related fees and expenses. We intend to use (i) approximately $306.0 million of the net proceeds to pay all amounts outstanding under the $300.0 million term loan obtained by Quintiles Holding in February 2012, including related fees and expenses, and (ii) approximately $50.0 million of the net proceeds to repay indebtedness under our senior secured credit facility.

The following presents the computation of as adjusted pro forma basic and diluted earnings per share:

Numerator:	Year Ended December 31, 2012
(in thousands, except per share data)

Net income attributable to Quintiles Transnational Holdings Inc.	$177,546
Interest expense, net of tax(b)	12,108
Amortization of debt issuance costs and discount, net of tax(b)	1,207

As adjusted pro forma net income	$190,860

Denominator:

Common shares used in computing pro forma basic earnings per share	125,981
Adjustment for common shares used to repay outstanding indebtedness(c)	9,368

Basic as adjusted pro forma weighted average common shares outstanding	135,350

Basic as adjusted pro forma earnings per share	$1.41

Basic as adjusted pro forma weighted average common shares outstanding	135,350
Diluted effect of securities	2,086

Diluted as adjusted pro forma weighted average common shares outstanding	137,436

Diluted as adjusted pro forma earnings per share	$1.39

(b)	These adjustments reflect the elimination of historical interest expense and amortization of debt issuance costs and discount (net of tax at an effective rate of 38.5%) after reflecting the pro forma reduction of our $300 million term loan facility executed in February 2012, and an additional $50.0 million of term loans under our senior secured credit facilities with the proceeds from this offering as follows:

	Dates Outstanding	Interest Expense	Amortization of Debt Issue Costs and Discount	Tax Effect	Total
	(in thousands)
February 2012 Term Loan ($300 million, 7.5% rate of interest)	2/26/12 to 12/31/12	$19,250	$1,801	$(8,105)	$12,946
Term Loan B-1 ($50.0 million, 4.5% rate of interest)	10/22/12 to 12/31/12	438	161	(230)	369

Total		$19,688	$1,962	$(8,335)	$13,315

(c) Indebtedness (including expenses) to be repaid with proceeds from this offering	$356,000

Offering price per common share	$38.00

Common shares assumed issued in this offering to repay indebtedness	9,368

(7)    We report our financial results in accordance with GAAP. To supplement this information, we also use the following non-GAAP financial measures in this prospectus: adjusted service revenues, EBITDA, adjusted EBITDA and adjusted net income (including diluted adjusted net income per share). Adjusted service revenues exclude service revenues from our former Capital Solutions segment, which we wound down after the deconsolidation of PharmaBio in November 2010. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) represent non-GAAP EBITDA and GAAP net income (and diluted GAAP net income per share), respectively, further adjusted to exclude certain expenses that we do not view as part of our core operating results, including management fees, restructuring costs, transaction expenses, bonuses paid to certain holders of stock options, impairment charges, and gains or losses from sales of businesses, business assets or extinguishing debt. Adjusted EBITDA and adjusted net income (including diluted adjusted net income per share) also exclude awards granted to employees and non-employee directors at fair value using the Black-Scholes-Merton option-pricing model. Share-based compensation expense includes share-based awards granted to employees and non-employee directors and has been reported in selling, general and administrative expenses in our consolidated statements of income based upon the classification of the individuals who were granted share-based awards. Share-based compensation expense was $25.9 million, $14.1 million, and $17.3 million for the years ended December 31, 2012, 2011 and 2010, respectively. In addition, we have conditionally granted effective immediately following the pricing of this offering options to purchase 2,050,500 shares and 133,100 cash-settled stock appreciation rights. After giving effect to the issuance and sale of shares of common stock in this offering at the initial public offering price of $38.00 per share, we estimate that the total stock-based compensation expense related to these grants will be $29.5 million, to be expensed over the corresponding three or four year vesting period of each of the grants.

We calculate the fair value of share-based compensation awards using the Black-Scholes-Merton option-pricing model. The Black-Scholes-Merton option-pricing model requires the use of subjective assumptions, including share price volatility, the expected life of the award, risk-free interest rate and the fair value of the underlying common shares on the date of grant. In developing our assumptions, we take into account the following:

•

As a result of our status as a private company for the last several years, we do not have sufficient history to estimate the volatility of our common share price. We calculate expected volatility based on reported data for selected reasonably similar publicly traded companies for which the historical information is available. For the purpose of identifying peer companies, we consider characteristics such as industry, length of trading history, similar vesting terms and in-the-money option status. We plan to continue to use the guideline peer group volatility information until the historical volatility of our common shares is relevant to measure expected volatility for future award grants;

•	We determine the risk-free interest rate by reference to implied yields available from United States Treasury securities with a remaining term equal to the expected life assumed at the date of grant;

•	The assumed dividend yield is based on our historical dividends paid, excluding dividends that resulted from activities we deemed to be one-time in nature;

•	We estimate the average expected life of the award based on our historical experience; and

•	We estimate forfeitures based on our historical analysis of actual forfeitures.

The assumptions used in the Black-Scholes-Merton option-pricing model are set forth below:

	Year Ended December 31,
	2012	2011	2010
Expected volatility	33-53%	40-53%	40-58%
Expected dividends	4.82%	4.10%	4.57%
Expected term (in years)	2.0-7.0	2.7-6.7	2.0-6.5
Risk-free interest rate	0.29-1.31%	0.30-2.995%	0.542-2.73%

The following table presents the grant dates, number of underlying shares and related exercise prices of awards granted to employees and non-employees, including non-employee directors, from January 1, 2011 through March 31, 2013, as well as the estimated fair value of the underlying common shares on the grant date.

Date of Grant	Number of Shares Subject to Awards Granted	Original Exercise Price Per Share	Estimated Fair Value Per Common Share at Grant Date
February 10, 2011	15,000	$28.09	$28.09
May 12, 2011	20,000	$29.40	$29.40
May 16, 2011	20,000	$29.40	$29.40
August 11, 2011	800,000	$26.11	$26.11
September 12, 2011	30,000	$26.11	$26.11
November 10, 2011	208,000	$25.28	$25.28
May 10, 2012	1,010,000	$25.92	$25.92
May 31, 2012	38,580	$25.92	$25.92
August 8, 2012	1,815,050	$26.68	$26.68
August 13, 2012	10,000	$26.68	$26.68
August 20, 2012	50,000	$26.68	$26.68
August 31, 2012	120,000	$26.68	$26.68
November 8, 2012	63,500	$25.64	$25.64
February 7, 2013	75,000	$30.07	$30.07

The estimated fair value per common share in the table above represents the determination by our Board of the fair value of our common shares as of the date of grant, taking into consideration various objective and subjective factors, including valuations of our common shares, as discussed below.

The $4.12 decline in market value from May 16, 2011 (based on the March 31, 2011 valuation) to November 10, 2011 (based on the September 30, 2011 valuation) was primarily as a result of the payment of a cash dividend of $2.48 per share in June of 2011. Also contributing to the decline to a lesser extent was a decrease in the guideline company method, or GCM, valuation as a result of an overall decline in the stock market during that timeframe, which impacted the valuation multiples of the selected guideline companies.

Due to the absence of an active market for our common shares, the fair value of our common shares for purposes of determining the exercise price for award grants was determined in good faith by our Board, with the assistance and upon the recommendation of management, based on a number of objective and subjective factors consistent with the methodologies outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, referred to as the AICPA Practice Aid, including:

•	contemporaneous third party valuations of our common shares;

•	the common shares underlying the award involved illiquid securities in a private company;

•	our results of operations and financial position;

•	the composition of, and changes to, our management team and Board;

•	the material risks related to our business;

•	our business strategy;

estimated as the value of an at-the-money put with a life equal to the period of the restriction, divided by the marketable stock value. The input variables in this option pricing model include the time to liquidity, risk of the investment (volatility) and the risk-free rate. The discount for lack of marketability was estimated using a probability-weighted analysis of the possible liquidity events for our common shareholders assuming three future shareholder exit or liquidity event scenarios: an initial public offering, or IPO, a private sale of our company and an internal liquidity event. The probability weightings assigned to the respective exit scenarios were primarily based on consideration of our expected near-term and long-term funding requirements and an assessment of the current financing and industry environments at the time of the valuation. We assessed volatility by reviewing the historical volatility of the same similar publicly traded companies as considered in the GCM.

Once a fair value was established under both the DCF Method and the GCM, the resulting fair value was derived using a weighted average with greater consideration given to the DCF Method (75%) due to its ability to capture our specific growth and margin characteristics. The resulting fair value was then divided by the then-outstanding number of common shares to arrive at the fair value per common share.

Below is a summary of some of the key variables utilized in the DCF Method at each valuation date:

Date of Valuation	Risk Adjusted Discount Rate(1)	Estimated Weighted Average Years to Initial Public Offering(2)	Lack of Marketability Discount(3)

December 31, 2010	11.0%	1.85	20%
March 31, 2011	11.0%	1.85	20%
August 11, 2011	11.0%	1.85	20%
September 30, 2011	10.5%	1.85	20%
March 31, 2012	10.5%	1.75	15%
July 31, 2012	10.5%	1.75	15%
September 30, 2012	10.5%	1.45	15%
December 31, 2012	10.5%	0.78	10%
March 31, 2013	10.5%	0.58	10%

(1)	The decrease in the risk adjusted discount rate beginning with the valuation as of September 30, 2011 was primarily driven by a decrease in the risk free interest rate, which is based on the yield of the United States Treasury Composite with 20 years to maturity as of the measurement date, as reported in the Federal Reserve Statistical Release.

(2)	The weighted average years to an initial public offering are management’s best estimate, based on the evidence available at the time of the valuation, of the length of time to a possible initial public offering. This variable shortened at the March 31, 2012, September 30, 2012, December 31, 2012 and March 31, 2013 valuation dates as the available evidence indicated that the length of time to a possible equity offering had decreased.

(3)	The lack of marketability discount is estimated using the prospective put methodology as described above. This variable changed at the March 31, 2012 and December 31, 2012 valuation dates as the relevant variables to this methodology reflected the fact that the likelihood of an equity offering had increased and the probability of a weighted time to such an offering had decreased.

Offering Price

We have determined the anticipated initial public offering price range to be $36.00 to $40.00 per share. This estimated price range is based on a number of factors, including existing conditions in the public capital markets, our prospects and the prospects and history for our industry, the market prices of comparable publicly traded companies and preliminary discussions with the underwriters. The actual initial price to the public for the offering has not yet been determined and remains subject to adjustment based on factors outside of our control.

The fair value of our common stock as of March 31, 2013, as determined using the same methodologies used in 2012 and prior (as described more fully above) was $33.64 per share. The increase in the market value from the December 31, 2012 valuation ($30.07) to the March 31, 2013 valuation was primarily due to an increase in forecasted cash flows used in the DCF Method as well as an overall increase in the stock market during that timeframe, which impacted the valuation multiples of the selected guideline companies used in the GCM. Consistent with our historic valuation approach and our status as a private company, the March 31, 2013 valuation took into account a lack of marketability discount. The anticipated initial public offering price range is based on the assumption that our initial public offering has occurred and that a public market for our common stock has been created, and therefore does not reflect any discount for lack of marketability.

Based on the initial public offering price of $38.00 per share, the intrinsic value of the awards outstanding as of December 31, 2012 was $230.3 million, of which $150.8 million related to vested options and $79.5 million related to unvested options.

Quantitative and Qualitative Disclosure About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange rates, interest rates and other relevant market rate or price changes. In the ordinary course of business, we are exposed to various market risks, including changes in foreign currency exchange rates, interest rates and equity price changes, and we regularly evaluate our exposure to such changes. Our overall risk management strategy seeks to balance the magnitude of the exposure and the cost and availability of appropriate financial instruments. From time to time, we have utilized forward exchange contracts to manage our foreign currency exchange rate risk. The following analyses present the sensitivity of our financial instruments to hypothetical changes in interest rates and equity prices that are reasonably possible over a one-year period.

Foreign Currency Exchange Rates

Approximately 38.9% and 41.2% of our total service revenues for the years ended December 31, 2012 and 2011, respectively, were denominated in currencies other than the United States dollar. Our financial statements are reported in United States dollars and, accordingly, fluctuations in exchange rates will affect the translation of our revenues and expenses denominated in foreign currencies into United States dollars for purposes of reporting our consolidated financial results. During 2012 and 2011, the most significant currency exchange rate exposures were the Euro, British pound, Singapore dollar and Indian rupee. A hypothetical change of 10% in average exchange rates used to translate all foreign currencies to United States dollars would have impacted income before income taxes for 2012 by approximately $43.5 million. Accumulated currency translation adjustments recorded as a separate component of shareholders’ deficit were $19.3 million and $25.5 million at December 31, 2012 and 2011, respectively. We do not have significant operations in countries in which the economy is considered to be highly-inflationary.

We are subject to foreign currency transaction risk for fluctuations in exchange rates during the period of time between the consummation and cash settlement of a transaction. We earn revenue from our service contracts over a period of several months and, in some cases, over a period of several years. Accordingly, exchange rate fluctuations during this period may affect our profitability with respect to such contracts. We limit our foreign currency transaction risk through exchange rate fluctuation provisions stated in our contracts with customers, or we may hedge our transaction risk with foreign currency exchange contracts. At December 31, 2012, we had 12 open foreign exchange forward contracts relating to service contracts with various amounts maturing monthly through September 2013 with a notional value totaling approximately $38.9 million. At December 31, 2011, we had 24 open foreign exchange forward contracts relating to service contracts with various amounts maturing monthly through December 2012 with a notional value totaling approximately $54.0 million.

UNDERWRITING

The underwriters named below, for whom Morgan Stanley & Co. LLC, Barclays Capital Inc. and J.P. Morgan Securities LLC are acting as representatives, have severally agreed to purchase, and we and the selling shareholders have agreed to sell to them, severally, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to each underwriter’s name in the following table:

Name	Number of Shares
Morgan Stanley & Co. LLC
Barclays Capital Inc.
J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
Robert W. Baird & Co. Incorporated
Jefferies LLC
William Blair & Company, L.L.C.
Guggenheim Securities, LLC
Piper Jaffray & Co.
Raymond James & Associates, Inc.
RBC Capital Markets, LLC
UBS Securities LLC

Total	19,736,842

The underwriters are committed to purchase all the shares of common stock offered if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per share. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters.

Pursuant to the underwriting agreement, the underwriters have an option to buy up to 2,960,526 additional shares of common stock from the selling shareholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and the selling shareholders per share of common stock. The underwriting discounts and commissions are $             per share. The following table shows the per share and total underwriting discounts and commissions assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Per share		Total
	Without option exercise	With full option exercise	Without option exercise	With full option exercise
Underwriting discounts and commissions paid by us	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $6.3 million, which includes an amount not to exceed $50,000 that we have agreed to reimburse the underwriters for certain expenses incurred by them in connection with this offering.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain exceptions, we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for shares of common stock, or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock (regardless of whether any such transactions described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of Morgan Stanley & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors and executive officers and substantially all of our shareholders and vested option holders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, for a period of 180 days after the date of this prospectus, with limited exceptions, may not, without the prior written consent of Morgan Stanley & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock beneficially owned (as such term is used in Rule 13d-3 of the Exchange Act) by such directors, executive officers, and selling shareholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities (regardless of whether any of these transactions described in clause (i) or (ii) above are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise) or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable for our common stock.

Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Morgan Stanley & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with appropriate notice. When determining whether or not to release common stock and other securities from lock-up agreements, Morgan Stanley & Co. LLC, Barclays Capital Inc., and J.P. Morgan Securities LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

We, the selling shareholders and the underwriters have agreed to severally indemnify each other against certain liabilities, including liabilities under the Securities Act.

We intend to apply to have our common stock approved for listing on the NYSE under the symbol “Q.”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares from the selling shareholders, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the NYSE, in the over-the-counter market or otherwise.